UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 22, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 22, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

France Telecom Orange

FY2011 results

Stéphane Richard
Chairman & CEO

Gervais Pellissier
CEO delegate & CFO

February 22nd, 2012


orange

cautionary statement

This presentation contains forward-looking statements about France Telecom's business, notably for 2012. Although France Telecom believes these statements are based on reasonable assumptions, the actual occurrence of the forecasted developments is subject to numerous risks and uncertainties, including matters not yet known to France Telecom or not currently considered material by France Telecom, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other factors, overall trends in the economy in general and in France Telecom's markets, the effectiveness of the "Conquests 2015" strategic plan and of other strategic, operating and financial initiatives, France Telecom's ability to adapt to the ongoing transformation of the telecommunications industry, notably in France with the arrival of the fourth mobile operator, tax and regulatory constraints, notably on fixing wholesale tariffs, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des marchés financiers and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, in particular sections 223-1 et seq. of the General Regulations of the Autorité des marchés financiers, France Telecom does not undertake any obligation to update forward-looking statements.

agenda

1 highlights 2011 & conquests 2015 milestones

2 financial performance

3 business review

4 outlook

1

highlights 2011 & conquests 2015 milestones

Stéphane Richard
Chairman & CEO

orange

the first full year of Conquests 2015 is a success

1st	mobile network in France according to the ARCEP
226	million customers
38.4%	Q4 dsl net adds market share in France, best level in 3 years
4G	spectrum auction in France: more spectrum, highest quality with the lowest premium paid
57%	yoy increase in smartphone volume on our European footprint
6.5x	Orange Switzerland 2011 EV/EBITDA exit multiple
7%	FY ex-reg growth in Spain despite a tough macro environment
88%	of French employees consider working conditions at FT-Orange to be at least comparable to or better than other French companies
9.3€bn	operating cash flow in 2011
1,000,000+	several "million customer products": Open, Deezer, Orange Money

trends achieved, guidance exceeded…

	trends	FY11 actual
revenue	▪ flat to slightly positive trend over full year, excluding regulation	+0.0% ex-reg* ✓
restated EBITDA margin	▪ erosion limited to around minus 1 pt of EBITDA margin	*-1.1pts** ✓
CAPEX *in % of rev*	▪ around 13% of revenues, in line with mid-term strategy	12.7% ✓
net debt / EBITDA	▪ ~2x net debt to EBITDA in the medium term	*2.09x*** ✓
	guidance	
operating cash flow (restated EBITDA – CAPEX) in €m	▪ increased to slightly above €9bn in 2011	€9,313m ✓

*yoy on a cb **including cash out in January 2012 for DPTG litigation & 800 MHz auction in France

…despite a deteriorating external environment

competitive environment

- VAT increase on mobile in 1H crystallizing an increased competitive environment
- implied additional commercial volatility and cost increase in 1H
- continued MVNO push in the mobile French market (11.3% M/S - dec 2011)**

revenue	EBITDA
-€129m	-€154m

regulation and tax

- continued regulatory pressure but globally in line with our expectations for 2011
- growing tax pressure in France in 2H (change in corporate tax rate and on the utilisation of tax loss carry forward)

revenue	EBITDA
-€748m	-€227m

cash tax in France -€332m

Egypt and Ivory Coast

- political crisis in Egypt started in January 2011 and compounded by a boycott during the summer
- civil war in Ivory Coast strongly hitting 2Q results
- significant deterioration of 2011 GDP vs first expectations (Egypt at +1.2% vs +5.5% and IC at -5.8% vs +4%)*

revenue	EBITDA
-€125m	-€134m

revenue impact -€1bn

EBITDA impact -€0.5bn

2/3rds of the EBITDA decrease

*source IMF Sep 2010 vs. Sep 2011 **ARCEP figures

an improving social climate

Group

ambition to become an employer of choice

- Orange among one of the top employers 2011 in Spain, Poland, France
- worldwide launch of the Orange People Charter
- launch of the international barometer to measure social performance progress
  - 1st measure in December 2011
  - will be integrated into 2H12 "leaders" network's bonus

implementing the framework to increase employee involvement

France

first results of the major commitments set up after close negotiations with trade unions in 2010

- more than 150 initiatives of the social contract launched, 80% already operational
- perception of change continues to improve throughout 2011:
  - 2H11 SCPI* at +1.5 showing upturn and collective progress
  - improvement on feminization, training, CSR and strategy, recognition and professional development
- ~80% of the 10k 2010-12 recruitment ambition already achieved
- 5% of French headcounts entered the part-time senior plan

improving social climate

*social performance composite indicator

the 4 levers of our strategic plan have been activated

segmentation
customers
growth
market share
data
convergence
quality of service

RAN
sharing
efficiency
Chrysalid
buyin

spectrum
auctions
investment
fibre
submarine cables

Democratic Republic of Congo
portfolio
Orange Switzerland
Iraq

conquests 2015

commercial strategy focused on segmentation & loyalty

segmentation

fixed

basic offer:
Livebox Zen



premium offer:
Livebox Star

lafibre



mobile



Mobile
Sosh

quadplay







a relevant and wide range
of segmented offers…

loyalty

universe of services

DEEZER
Dailymotion


Vidéo à la demande

Orange Money

distribution

Flagships in
France & Spain



35000 customer-
facing employees


orange.fr

1200 shops

devices



…to serve a wide range of customers
& customer needs

… showing strong results in 2011

volume

DSL share of net adds



M/S
46.0%
45.1%
29.2%
38.4%
4Q10
4Q11

FY 30.5% share of DSL net adds

1.2 million: Open customers Deezer customers

AMEA customer base (in m)



61
77
end of 2010
end of 2011

FY +16 million customers

3.2 million customers Orange Money

outperforming on portability (in k)



+113
+216
1H11
2H11

FY +329,300 customers

broadband net adds (in k)



+25
+35
1H11
2H11

FY +60,000 customers

value

+57%
smartphones (in million) in Europe*



10.3
16.2
4Q10
4Q11

+11%
data revenue**



29.0%
32.3%
4Q10
4Q11

Orange Money

-50% effect on churn
x4 number of transactions
x7 monthly amount of transactions

growth | efficiency | investment | portfolio

* France, Spain, Poland, Belgium, Romania, Slovakia, Switzerland & Moldavia,
** data revenue in % of personal service revenue on a weighted average in France, Spain, Poland, Belgium, Romania, Slovakia and Switzerland

BUYIN and Chrysalid, up, running and already delivering

	2015 Target	2011 status
BUYIN – Procurement JV with Deutsche Telekom	~ €900m annual OPEX & CAPEX savings expected	operational from Oct 17th
Chrysalid – 1st results following the launch of the Chrysalid 2011-2015 performance programs	€2,500m 2015 target	~€470m savings already achieved

customer management €104m	distribution & sales €25m	network €245m
IT -	Group performance ~€470m	marketing & advertising €32m
G&A €24m	real estate €38m	other cost €3m

investments to sustain growth and customer satisfaction



- 1st mobile network in France

- wholesale leadership position in France and Spain

- roll out in AMEA: 13 countries o/w 4 new countries in 2011: Niger, Senegal, Kenya, Guinea
- coverage extension: 98% in France, more than 90% in Spain, Belgium and Moldova, more than 80% in Romania
- number one in QoS in 18 countries out of 26 (where benchmarks are available)



- submarine cables: rolling out of ACE and LION2

4G auctions in France to push our leadership in VHBB

French mobile spectrum allocations after 4G auctions

(overall spectrum holding per technology)


in MHz
4G
3G
2G
84
2*30
2*25
2*29
79
2*25
2*25
2*29
77
2*25
2*20
2*32
30
2*20
2*10
orange
SFR
Bouygues
free mobile

French 4G spectrum financials


€1,178m
€1,215m
€911m
€271m
price paid
18%
62%
66%
36%
premium paid vs reserve price
orange
SFR
Bouygues
free mobile

highest quality

- largest spectrum holding in France and largest 4G allocation obtained … comforting our leading position
- 2 x 20 MHz 4G allocation at 2.6 GHz allowing the group to offer the maximum available speeds
- cleanest 2 x 10 MHz block of digital dividend spectrum obtained with no sharing obligations with other MNOs

best price

- lowest premium paid … 18% above the reserve price & significantly lower than our peers
- best quality / price trade-off for digital dividend spectrum
- competitive price paid when benchmarked with European peers

pragmatic FTTH deals in France

areas to be opened by 2015



LILLE
LE HAVRE
ROUEN
REIMS
METZ
NANCY
STRASBOURG
BREST
PARIS + IDF
RENNES
Laval
ORLÉANS
TOURS
NANTES
DIJON
POITIERS
CLERMONT-FERRAND
LYON
SAINT-ETIENNE
GRENOBLE
BORDEAUX
TOULOUSE
MONTPELLIER
MARSEILLE
TOULON
NICE
CANNES

- ▪ areas opened in 2011 & before
- • areas to be opened 2012 - 2015

2011: FTTH mutualization in France

- FTTH agreements signed with each of the key actors in France & focusing on non very-dense areas
  - with Iliad in July 2011
  - with SFR in November 2011
  - with Bouygues Telecom in January 2012
- allowing to mutualize and optimize FTTH spend and roll-out
- 95 k FTTH customers for 866 k homes connectable

growth
efficiency
investment
portfolio

orange

a well-executed portfolio management process

	acquisitions	disposals
core business	▪ Congo: 100% stake in CCT, 21st AMEA country, price: €153m ▪ Iraq, partnership with Agility to take a 44% stake in Korek Telecom, path to control by 2015, price: €177m ▪ February 2012: Egypt, on-going negotiation with OTMT for an early buy-out of their shares and on a new shareholding structure.	▪ Orange Switzerland, €1.6bn enterprise value ▪ February 2012: Austria, announcement of sale to Hutchinson, €70m net proceeds expected
non-core business		▪ Emitel, gain on disposal €197m and cash proceeds €410m

content strategy focused on partnerships, aggregation and distribution

Dailymotion | Orange cinéma séries

- acquisition of 49% Dailymotion
- OCS change in business model, agreement with Canal+ taking a 33% stake

Orange sport

- no bid on soccer rights
- ~€200m cash savings on a full year basis

growth | efficiency | investment | portfolio

4th mobile entrant arrival in France: first figures

Orange net adds from January 1st to 15th of February 2012

+ 837k
new customers
(gross adds)

-1 038k churners

i.e. -201k
net customers losses,
being 0.7%
of Orange customer base

Mobile Number Portability requests (MNP) : peak at 150k in a day in the 48 hours following the launch

today 10 times less

4th mobile entrant arrival in France: a pragmatic response to preserve value

retail: progressive and targeted reaction

1. anticipation:

- Open in August 2010 with 1.2m customers by December 2011
- Sosh in October 2011 with 28k customers by year-end

2. reaction:

- Sosh, January 2012:



  - 48 hours to replicate with 2 adjusted offers, 1 new segmented offer
  - ~90k customers as of February 15th, 2012

- Open:



  - December 11, multi mobile equipment to cover household needs
  - January 12, price adjusted using special edition offers
  - Open customers +219k, ending at 1.4 million as of February 15th, 2012

- Origami offers: focus on retention and value migration policy

wholesale: 2G/3G roaming agreement

- signed in March 2011
- a strategic and pragmatic financial decision:
  it represents a partial hedge vs. Free mobile retail impact
- contract is effective since ARCEP decision dated 23 Dec' 2011
- contract is covering voice & data roaming with a security cap in usages. Orange guarantees the QoS of its network
- first revenue estimate made in March: €1bn over 6 years
- traffic from Free mobile customers could be substantially higher than expected, without harming the QoS for Orange customers



2

2011 financial performance

Gervais Pellissier
CEO delegate & CFO

key financial achievements

in €m	FY10 cb	FY11 actual	var. comp basis	key points
revenue	46,020	45,277	-1.6%	▪ regulation impact: -€748m ▪ FY excl. regulation: +0.0% yoy
restated EBITDA*	15,846	15,083	-4.8%	▪ regulation impact -€227m ▪ impacts from VAT in France + Egypt & Ivory Coast crisis -€288m
in % of rev	34.4%	33.3%	-1.1pts	▪ limited erosion thanks to management of commercial costs in H2
CAPEX	5,584	5,770	+3.3%	▪ CAPEX ratio ramp-up in FY11 in line with 2011-2013 trends
in % of rev	12.1%	12.7%	+0.6pts	
operating cash flow (restated EBITDA – CAPEX)	10,261	9,313	-9.2%	▪ double adverse effect: lower EBITDA and higher CAPEX in FY11 than in FY10
net debt (net debt/EBITDA)	31,840 1.95x	32,331** 2.09x**		▪ mid-term target leverage ratio of ~2x

*see slides 64 for restatements **including January 2012 cash out for DPTG litigation & 800 MHz auction in France

FY revenue flat excluding regulation, as expected

in €m	FY11 actual	FY11 % yoy cb	FY11 % yoy cb excl.reg
Group revenue	**45,277**	**-1.6%**	**+0.0%**
France	22,534	-3.3%	-1.5%
Spain	3,993	+4.5%	+7.0%
Poland	3,625	-4.1%	-2.6%
RoW	8,795	-0.9%	+0.9%
European countries	4,498	-2.3%	+0.8%
Africa & Middle-East	3,746	-0.1%	+0.4%
other	563	+5.0%	+5.0%
Enterprise	7,101	-1.6%	-1.6%

insight

- **3 different trends over the year, excluding regulation:**
  - strong improvement in both Spain and Enterprise
  - stable performances in Poland and European countries
  - slowing trends in France & AMEA
- **group revenue has been impacted by external events in the Ivory Cost and Egypt. Without the impact of these crisis, group revenue growth ex reg. would have been at +0.6%, similar to FY10**

FY underlying revenue trends



2010
2011
improvement
+2.8%
+7.0%
-4.8%
-1.6%
Spain
Enterprise
stable
+0.9%
+0.8%
-2.7%
-2.6%
European countries
Poland
slowdown
+0.8%
-1.5%
+8.5%
+6.8%
France
AMEA excl Egypt & IC

top line: slowdown in H2

in €m	actual	H2 2011 % yoy cb	% yoy cb excl.reg
Group revenue	**22,708**	**-1.9%**	**-0.3%**
France	11,230	-4.3%	-2.4%
Spain	2,049	+4.9%	+7.4%
Poland	1,722	-3.9%	-1.9%
ROW	4,514	-0.7%	+0.6%
Africa & Middle-East	1,926	-0.5%	-0.0%
European countries	2,313	-1.2%	+0.9%
other	282	+2.6%	+2.6%
Enterprise	3,552	-1.6%	-1.6%

insight

- group revenue slowdown in H2, mainly coming from France, but also from AMEA excluding Egypt & IC however 4Q growth ex-reg (-0.2%) at a better level than 3Q (-0.5%)
- in France, the competitive environment in mobile has impacted the trend in H2
- in AMEA excl Egypt & IC, still strong growth despite a more normalized level from new operations

Group revenue H1 / H2*



1H11
2H11
Spain
6,6%
7,4%
AMEA excl Eg&IC
7,8%
5,9%
Europe
0,8%
0,9%
Group
0,3%
-0,3%
Enterprise
-1,6%
-1,6%
Poland
-3,3%
-1,9%
France
-0,6%
-2,4%
Eg&IC
-6,7%
-6,3%

*yoy cb excl. reg.

EBITDA* margin erosion contained at -1.1pts for the year

in €m	FY10cb	FY11 actual	FY11 margin	Δ vs FY10cb
Group restated EBITDA*	15,846	15,083	33.3%	-1.1pts
France	9,298	8,654	38.4%	-1.5pts
Spain	764	839	21.0%	+1.0pt
Poland	1,397	1,274	35.1%	-1.8pts
ROW	3,190	2,994	34.0%	-1.9pts
Enterprise	1,256	1,283	18.1%	+0.7pt

margin erosion almost divided by 2 in 2H

- Group EBITDA* margin variation (yoy, pts)



-1.3
-1.7
-1.2
-0.3
1Q11
2Q11
3Q11
4Q11
1H11: -1.5pts
2H11: -0.8pt

insight

- upturn in 2H EBITDA* margin erosion at -1.2 pts in 3Q and -0.3pt in 4Q after -1.3 pts in 1Q11 & -1.7 pts in 2Q11
- FY EBITDA* margin growth in Spain, up by +1.0pt after +1.1pts in 2010
- Poland margin* mainly impacted by the fixed business despite a margin improvement in personal, up by +0.6pt yoy
- ROW margin* decrease mostly due to political events in Egypt and civil war in the Ivory Coast
- value protection strategy in Enterprise bearing fruit with an EBITDA margin* up by +0.7pt yoy

*restatements details: cf. slide 64

very limited EBITDA* margin erosion in 4Q

EBITDA* evolution

in millions of euros



FY11
- 1.1 pts
15,846
34.4%
-743
-24
+277
+58
-331
15,083
33.3%
FY10 cb
revenue
labour opex
interconnection costs
other costs**
commercial costs
FY11



4Q11
- 0.3 pt
3,571
30.7%
-198
+81
+47
-27
-2
3,472
30.4%
4Q10 cb
revenue
labour opex
interconnection costs
other costs ***
commercial costs
4Q11

insight

FY11

- EBITDA* margin erosion limited to -1.1pts
- -€380m of regulation and VAT episode impact on EBITDA
- contained increase of labour opex evolution at +0.3% yoy
- interconnection costs savings due to lower termination rates more than compensating usage and "off-net" traffic growth
- efficient control of commercial costs in 2H11

4Q11

- margin erosion contained at –0.3pts
- decrease of labour opex in 4Q vs 9 months due to the adjustment of profit-sharing
- after 2 semesters of growth in commercial costs, stabilization in 2H11 (-€19m) driven by the decrease in France

*EBITDA restated – cf. slide 64 ** o/w +€248m of content provision utilisation on FY11 & +€96m of TPS provision utilisation
*** o/w +€63m of content provision utilisation on 4Q11

stabilized commercial costs in 4Q while enhancing customer portfolio value

strong push in smartphones among contracts in France (rebased 100)



100
121
92
80
95
120
41%
44%
50%
51%
55%
66%
+25 pts
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
% of smartphones gross adds
smartphones
other devices

mobile contract commitment and mix



France
Spain
% of customers under commitment
75%
78%
79%
4Q09
4Q10
4Q11
78%
83%
84%
4Q09
4Q10
4Q11
% of contract customer base
68.1%
70.5%
71.8%
4Q09
4Q10
4Q11
56.0%
59.8%
61.0%
4Q09
4Q10
4Q11

tight control of commercial costs in 2H



o/w -€24m VAT
-2
-39
-211
-176
-185
-126
-17
-2
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2010 vs 2009cb
2011 vs 2010cb
total
France
excluding France

headcount evolution and labour OPEX

Group headcount evolution (FTE*)



+0.2%
165,198
+786
-1,098
+647
165,533
FY 10cb
France
Poland
other
FY 11

evolution of senior part time plan provision (TPS)



in €m
1,050
-96
-97
+68
+20
945
provision end 2010
provision utilisation for benefits paid
valuation changes***
increase of provision
interest cost
provision end 2011

FY11 Group labour OPEX**



in €m
+0.3%
8,784
-9
-35
+68
8,808
FY 10cb
France
Poland
other
FY 11

insight

- group headcount evolution flat (+0.2%)
  - continuation of the 10 k recruitments in France over 2010-2012 with 3,8 k in 2011
  - decrease in Poland as per the 3 year social agreement for 2009-2011
  - support to Enterprise growth strategy in IT services
  - development of sales channels in Belgium
- since the beginning of 2010: 5,300 employees have entered the TPS, freeing-up the equivalent of 3,500 FTEs at the end of 2011
- labour opex decrease in France due to lower profit-sharing and in Poland (volume effect), compensated by increase in other countries (volume and price effects)

*full time equivalent (average over the year) **adjusted for TPS provisions (-€29m in 2011 and +€492m in 2010) and free share plan (+€37m in 2011)
***changes between 2010 and 2011 assumption and changes between 2010 projection and actual 2011

follow-up of actions and results of operational efficiency programs

main initiatives and ambitions

Chrysalid 2011-2015

	2015 annual savings planned vs. 2010 cost base, in €bn	2015 average obj. % of achievement
France	0.9-1.1	14%
Europe*	0.9-1.1	25%
AMEA	0.1-0.2	-
OBS	0.2-0.3	18%
ICSS	0.1-0.2	26%
Group	€2.5bn, of which more than 60% by 2013	18%

Buyin, sourcing JV with DT

BUYIN

achievements

- FY 2011 savings ~€470m representing ~30% of 2013 target and ~18% of 2015 target.
- a large majority of the savings are opex
- ~80% of savings are in France, Poland and Spain
- main savings areas:
  - network: ~€250m savings including customer intervention and operations optimization, leased lines internalization, network sharing and energy efficiency
  - customer management: ~€100m savings including end-to-end process redesign, self care, e-billing and call rate improvement

- **1st actions focused on mobile devices:**
  - convergence of product selection processes between DT and FT
  - targeting of 35 common references to concentrate volumes (vs a total of 70 devices)
  - representing 80% of the purchasing value

*including Spain and Poland

stable net income of continuing activities

in €m	2010 historical	2011 actual	
reported EBITDA	14,337	15,129	
depreciation & amortization	-6,461	-6,735	1
remeasurement resulting from business combinations	336	0	2
reclassification of cumulative translation adjustment from liquidated companies	0	642	3
impairment of goodwill & assets	-636	-991	4
share of profit (losses) of associates	-14	-97	5
operating income	7,562	7,948	
financial result	-2,000	-2,033	6
tax	-1,755	-2,087	7
net income of continuing activities	3,807	3,828	
net result of discontinued operations	1,070	0	8
net income	4,877	3,828	
minority interests	-3	-67	
net income Group share	4,880	3,895	

1
- swap of technology in Spain, Poland leading to accelerated amortization of old technology equipment for -€131m in 2011
- perimeter effect of Egypt -€242m

2
- Egypt fair value reevaluation in 2010 following the new agreement

3
- GBP-related adjustment of €642m

4
- mainly impairment of Egypt -€449m, Romania -€156m, Kenya -€93m and Armenia -€84m

5
- of which EE -€60m and mark to market adjustment of Sonaecom at -€47m

6
- stable financial result notably driven by lower cost of gross debt offset by the reevaluation of the floating part of the put on Mobinil

7
- mostly due to increase in France

8
- mainly net result from the UK JV build up in 2010

higher 2011 CAPEX to support future growth and improve productivity

in m€	FY11 actual	FY11 Capex to sales	FY11 var. vs FY10cb
Group	**5,770**	**12.7%**	**+3.3%**
France	2,619	11.6%	+1.7%
Spain	405	10.1%	+2.0%
Poland	627	17.3%	-2.8%
ROW	1,409	16.0%	+5.1%
Enterprise	343	4.8%	+7.8%
IC&SS	367	22.8%	+18.4%

CAPEX up by +3.3% vs FY10 cb



+3.3%
5,584
5,770
France
Spain
Poland
ROW
Enterprise
IC&SS
46%
7%
12%
24%
6%
6%
45%
7%
11%
24%
6%
6%
FY10 cb
FY11

insight

- in France, sustained mobile network investments being recognized with Orange once again named best mobile network by the ARCEP. Increase of investments related to FTTH, reaching €151m (+92m€ yoy)
- In Spain, strong investments in network transformation: RAN Renewal and Mobile Backhaul Refresh
- in Poland, IT investments coming back to a normal level after a peak in 2010
  fixed broadband program in line within UKE agreement (859 k lines delivered vs. 853 k lines planned)
- in RoW, increase of investments related to RAN Renewal program in Europe entities
  network recovery plan in Ivory Coast completed
  increase of investments related to submarine cables in Africa, in particular ACE and LION2
- on Enterprise, increase of investments linked to cloud computing

CAPEX focus mainly on Network and CPEs to anticipate and satisfy customer needs

network Capex represented 55% of group CAPEX


in millions of euros
2010cb
2011
+2%
3,165
+4%
1,174
+16%
566
-12%
352
+10%
513
network
IT
CPE's*
service platform
shops, real estate & other

insight

- network capex increased by +2% yoy to €3.2bn representing 55% of Group Capex
  - increase of mobile investments in most European countries related to RAN Renewal programs
  - acceleration of 3G roll-out in Africa
  - higher investments in submarine cables
  - ramp up of FTTH program in France
- IT investments growing by +4% yoy, mainly related to transformation projects to improve QoS and to support new offers
- CPE* capex grew by +16% yoy mostly related to the success of 4Play offers and the upgrade of boxes in France to improve QoS
- service platform capex was down by -12% yoy thanks to mutualization
- shops, real estate & other, up by +10% yoy, mainly in France and Spain to support the Group' s distribution policy

*Customer Premises Equipment

net debt impacted by spectrum in France and DPTG settlement

in €m	2010 historical	2011 actual	
EBITDA- CAPEX	8,884	9,360	
licences & spectrum	-473	-767	1
net interest expense cash out	-1,422	-1,078	2
income taxes cash out	-535	-1,021	3
change in WCR including variation of fixed assets suppliers	-535	234	4
other	781	-447	5
organic cash flow	6,700	6,280	
organic cash flow restated**	8,110	7,380	
dividends paid to owners of parent company	-3,706	-3,703	
dividends paid to non controlling interests	-612	-683	
purchase of own shares	11	-275	6
acquisitions and disposal	-1,130	-16	7
other	-569	-653	8
2012 spectrum in France & DPTG settlement	0	-1,441	9
reduction in net debt*	+694	-491	

1. in 2011, licenses in Spain (900 MHz, 2.6 GHz and 800 MHz) for -€384m; in France (2.6 GHz) for -€287m
2. in 2011, dividends received from EE €494m and additional interest revenue
3. o/w French tax cash out rephasing -€332m
4. improvement due to better cash collection and inventory optimization
5. includes non monetary provision variations: part time senior plan, content, DPTG in 2010. TP fine, part time senior plan and content in 2011
6. purchase of Group and subsidiaries shares incl. shares purchased to cover employee free share plan programs
7. in 2011, mainly acquisition of Korek, CCT and disposal of Emitel
8. includes several monetary and non monetary variances on net debt
9. includes -€891m of 800 MHz spectrum in France and -€550m of DPTG settlement

*incl. DPTG & French spectrum payments in 2012; ** in 2011 restated from spectrum (767m€) and cash tax in France (332m€)

net debt/EBITDA** ratio within mid term target confirming Group debt financial policy



in €m
o/w leases +€181m
o/w CCT debt +€101m
o/w FX effect +€102m
o/w loan to non consolidated subsidiaries +€133m
o/w Emitel disposal €-410m
o/w Korek +€177m
o/w CCT +€153m
o/w others (Dailymotion, CET, etc...) +€96m
o/w TP €247m
o/w Sonatel Group €160m
o/w Mobistar €122m
o/w Jordan Telecom €95m
31,840
net debt/ Ebitda* 1.95x
-7,380
+767
+332
+3,703
+275
+683
+16
+654
30,890
net debt/ Ebitda* 2.00x
+891
+550
32,331
net debt/ Ebitda** 2.09x
net debt December 2010
organic cash flow restated
spectrum acquisition mainly in France and Spain
tax rephasing in France as per Sept. 2011 reform
balance of FY10 dividend and 2011 interim dividend
purchase of treasury shares
minority shareholders remuneration in subsidiaries
acquisitions and disposals (net of cash acquired or disposed)
others
net debt end of Dec 2011
800MHz spectrum in France
DPTG settlement
adjusted net debt end Dec 2011

* Ebitda restated from DPTG dispute, senior part time plan, content activities' restructuring costs, and including 50% of EBITDA of Everything Everywhere and ECMS 1H10 EBITDA; net debt restated by adding 50% of Everything Everywhere net debt

** Ebitda restated from senior part time plan, gain on Emitel disposal, content activities' restructuring costs, from additional provision following EU fine on TPSA and employees' free-share program and including 50% of EBITDA of Everything Everywhere; net debt including DPTG settlement and France 4G spectrum payment; net debt restated by adding 50% of Everything Everywhere net debt

a solid liquidity position maintained at very attractive conditions

insight

- €6.1bn debt raised since January 2011(1) with a wide diversification: 10 different markets tapped in total
- very attractive cost of funding at 3.82%
- 96% of the €6bn back up line successfully extended by 1 year to January 2017, demonstrating continued strong support from a wide range of 29-core banks
- very strong liquidity position at approx. **€16bn**
- low dependence on bank funding with 88% of outstanding debt directly from debt capital markets

(1) including $ 900m + JPY 7.5bn in January 2012

Group liquidity position

in €bn


12.4
16.1
7.5
4.9
7.5
8.6
FY10**
FY11*
credit lines
cash*

* including bank overdrafts; **with new €6bn back-up facility vs. €14.4bn as of 31st December 2010 with previous €8bn facility

main debt raising transactions in 2011 and early 2012

2012

January
- USD 900m raised, maturity 2042 @ 4.88% (after swap in €)

December
- €520m raised (TEC10, Schuldschein, HKD)

November
- £250m raised, maturity 2050 @ 4.76% (after swap in €)
- Samuraï JPY 44.3bn
- €355m securitisation of trade receivables (extension from 2 to 3 years)

October
- €525m raised across different segments (HKD, CMS, CHF benchmark)
- €500m securitisation of trade receivables (extension from 2 to 5 years + doubling of size)

September
- $2bn Yankee
  - $1bn 5-year @ 2.75%,
  - $1bn 10-year @ 4.125%

1st semester
- €1.250bn opportunistic issuances
  - €580m exchange of a structured bond into a vanilla bond
  - €670 m dual tap

2011

future prepared by reinvesting credit quality into the extension of the average maturity and the reduction in cost of debt

insight

- debt raised since January 2011 with 11.7 years average maturity
- emblematic series of 3 transactions placed since November 2010 for €1.3bn at 30-40 years maturity with 4.75% average rate (1)
- best in class average maturity of 9.0 years (and 11.3 years with TDIRA (2))

(1) return swapped back into €
(2) when assigning a 50 years maturity assumption to this perpetual convertible debt

Bonds(3)/bank loans/leases repayments end of 2011



in €bn
bonds
bank loans & other
3.3
2.2
4.1
3.5
4.3
3.9
3.0
2.8
3.0
2.5
17.6
17.0
2012
2013
2014
2015
2016
>2016

(3) excluding TDIRA

debt structure

Moody's / S&P / Fitch rating	A3/A-/A-
% of net debt with a fixed rate	113%
% of bond debt in €* (*after derivatives)	87%
% of gross debt in bonds	88%
average maturity of net debt end 2011	9.0 years
average maturity of net debt end 2010	8.5 years
average weighted cost of debt in bonds **	
- end of 2011	5.28%
- end of 2010	5.59%

**source Bloomberg

average maturity (4) and net debt evolution



6.8
61.0
63.4
68.0
2.0
4.6
4.0
6.0
5.6
6.4
6.7
7.1
7.5
7.3
8.5
9.0
32.3*
14.6
44.2
49.8
47.8
42.0
38.0
35.9
32.5
31.8
30.9
99
2000
01
02
03
04
05
06
07
08
09
10
11
average maturity of net debt, in years
year end net debt, in €bn

(4) TDIRA: €1.8bn outstanding of perpetual convertible bonds, not included in average maturity of net debt. if assigned a 50 years maturity, net debt average maturity including TDIRA would be 11.3 years *Net debt as of year end 2011 incl DPTG and 800 Mhz spectrum cash out

3

business review

- France
- Spain
- Poland
- ROW
- Enterprise
- Everything Everywhere

Gervais Pellissier
CEO delegate & CFO

orange

FY11 France financials
2H margin under tight control

FY11 key financials
(revenue –1.5% excl. regulatory impacts)

in €m	4Q11	var in CB	FY11	var in CB
revenue	5,661	-4.1%	22,534	-3.3%
personal	2,781	+0.1%	10,921	+0.8%
home	3,220	-5.3%	12,860	-5.0%
restated EBITDA*			8,654	-6.9%
personal			3,714	-4.4%
home			4,940	-8.8%
*restated EBITDA margin**			*38.4%*	*-1.5pts*

insight

- personal revenue still resilient in a strong competitive context with a 4.3% growth excluding regulation (3.3% in 4Q)
- improvement in broadband revenue growth in 2H (+€70m) vs 1H (+€31m)
- tight control of EBITDA margin in 2H (-1pt) thanks to commercial costs management despite iPhone 4S launch: FY11 margin decrease at -1.5pts vs -2.0pts in 1H

resilient mobile revenue



+5.4%
excl. reg & VAT
10,832
-113
-361
+59
+504
10,921
FY 2010cb
VAT
regulatory impacts
customer base
usages, equipment & others
FY 2011

restated EBITDA decrease driven by regulatory, VAT and home segment



in €m
9,298
-148
-154
-400
+58
8,654
FY 2010cb
regulatory impacts
VAT
home
personal
FY 2011

*restatements details: cf. slide 64

FY11 France home KPIs
highest level of ADSL net adds since 3 years

ADSL conquest share strong growth


ADSL market share
ADSL net adds
45.5%
45.3%
45.2%
45.1%*
22.4%
27.6%
36.2%
38.4%*
Full year 30.5%
1Q11
2Q11
3Q11
4Q11

ARCEP market figures

* company estimates

insight

- broadband share of net adds at 38.4%, highest level since 1Q09. FY target of 30% reached.
- broadband ARPU recovery continue, with 0.5€ increase compared to 3Q thanks to high level of Livebox Star subscription. Current level represents a minimum target for FY12
- continuous improvement in net decrease of consumer lines with a stabilization of PSTN line losses thanks to new commercial offers

broadband ARPU increase by another €50cts


in €/month
internet
PSTN
34.9
34.6
34.6
16.5
17.5
17.9
18.4
17.1
16.7
4Q10
3Q11
4Q11
home usage ARPU
annual rolling
services
access
37.0
36.0
36.5
7.6
6.9
7.0
29.4
29.1
29.5
4Q10
3Q11
4Q11
broadband ARPU
quarterly

continuous improvement of win back


variance in thousand of lines
PSTN only
PSTN & ADSL
naked ADSL & other
+192
-353
-128
-289
+275
-290
-168
-183
+300
-290
-180
-170
var 2Q11 vs 1Q11
var 3Q11 vs 2Q11
var 4Q11 vs 3Q11


home revenues
13,541
-589
-167
+101
+49
-75
12,860
FY2010cb
PSTN
regulatory & VAT
broadband
wholesale
other
FY2011

FY11 France personal KPIs
sustained commercial performance and resilience of ARPU

market share stabilized



network market share
retail market share
46.2%
45.8%
45.9%
45.1%
44.9%
41.7%
41.0%
40.7%
40.0%
39.9%
4Q10
1Q11
2Q11
3Q11
4Q11

ARCEP market figures

insight

- stable level in market share after the strong push from MVNO in 3Q
- sustained level of high value contract net adds in 4Q:
  - 197k contract net adds total
  - 2/3 of gross adds with a subsidized smartphone
  - >85% on 24 months plan
- data usages continuous push with data only representing now more than 20% of total personal service revenue. Smartphone penetration at 41%* (+15pts yoy)
- +0.6% growth of ARPU excluding regulation driven by a favorable mix in customer base (contract at 71.8%)

annual rolling mobile ARPU resilience

in €



data
sms
voice
-3.0% and
+0.6% excl. regulation
387
64
57
266
+15.3%
+9.1%
375
73
62
240
FY10cb
FY11

data revenue now representing 37% of personal service revenues



data only revenue
sms revenue
+8.4 pts
28.6%
14.5%
14.1%
33.2%
17.2%
16.0%
37.0%
20.4%
16.6%
4Q11/4Q09
+5.9pts
+2.5pts
4Q09
4Q10
4Q11

*of contract customer base excluding M2M

FY11 Spain financials

strong top line growth and improving profitability despite tougher economic and competitive environment

FY11 key financials
(revenue +7.0% excl. regulatory impacts)*

in €m	4Q11	var in cb	FY 11	var in cb
revenue	1,010	+5.0%	3,993	+4.5%
personal	822	+3.2%	3,286	+4.1%
home	188	+13.7%	707	+6.6%
EBITDA			839	+9.8%
personal			796	+6.4%
home			43	+167%
EBITDA margin			*21.0%*	*+1.0pt*

ongoing revenue growth greater than GDP evolution**



in €m
Orange Spain
Orange Spain, excl.reg.
GDP**
3.1%
0.9%
6.5%
4.0%
6.7%
4.2%
7.4%
4.8%
7.3%
5.0%
0.8%
(1)
0.6%
0.9%
0.8%
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11

insight

- growth for the fifth quarter in a row : strong +5.0% revenues growth in 4Q (+7.3% excluding regulatory impact)
- FY mobile revenues increase by +7.1% excluding regulatory impact, driven by contract customer base growth, data penetration and MVNOs growth
- FY EBITDA margin up to 21% (+1pp yoy) thanks to
  - improving mobile EBITDA margin, up to 24.2%,
  - sustained fixed EBITDA growth

FY11 mobile revenue*: +4.1%
(+7.1% excl. regulatory impacts)



in €m
3,158
+190
-89
-140
+87
+80
3,286
FY 2010 cb
customer base
regulatory impact
voice
non voice
other incl MVNOs
FY 2011

* cb ** source eurostat (1) data not available

FY11 Poland financials

margin erosion contained thanks to personal division and cost optimisation programme

FY11 key financials
(revenue -2.6% excl. regulatory impacts)

in €m	4Q11	var in cb	FY11	var in cb
revenue	824	-4.1%	3,625	-4.1%
personal	428	-3.7%	1,871	-0.1%
home	454	-3.0%	2,013	-6.5%
restated EBITDA*			1,274	-8.8%
personal			558	+1.9%
home			715	-15.7%
*restated EBITDA margin**			*35.1%*	*-1.8pt*

fixed voice and regulatory impact drive revenue decline



in €m
3,781
-58
-137
+57
-17
3,625
FY 2010 cb
regulatory impact
home**
personal
eliminations
FY 2011

**offers sold by TPSA and PTK (mobile subsidiary)

insight

- revenue trend is improving in H2 (-3.9 % yoy) versus -4.3% yoy in H1, leading to a FY decrease of -4.1% yoy (-2.6% ex reg) and thanks to
  - steady growth in mobile revenues in 2011 pre-regulatory (+3.1% yoy)
  - home revenues showing a continued improving trend over 2011 (-8.1% in H1 and -4.6% in H2)
  - fixed voice revenue erosion slowing down and broadband top line stabilized since Q3 2011
- restated EBITDA margin decreasing by 1.8pt with a positive contribution of personal EBITDA margin (up +0.6pt yoy)
- negative impact of forex due to weak PLN (weighs for PLN90m in 2011 restated EBITDA)

optimisation continued with cost base(1) down 3.7% vs. 2010 (in local currrency)



in PLN bn
costs base
-3.7%
9.9
9.5
FY10cb
FY11

- sale of obsolete cabling
- e-invoices development
- workforce reduction
- commercial costs rationalisation through effective customer retention
- network sharing

(1) cost base adjusted in 2011 for restructuring costs (PLN-172m)

*EBITDA 2011 is restated from EMITEL sale for €-197m, DPTG litigation for €8m on Home sub-segment, EC provision of €115m. 2010 EBITDA adjusted for the provision for DPTG dispute (€266m)

FY11 Rest of the World financials

underlying growth despite difficult context with a revenue trend improvement in Q4

FY11 revenue* : -0.9% (+0.9%excl. reg.)

in €m	4Q11	var	FY 11	var
total ROW revenue	2,292	-0.4%	8,795	-0.9%
Africa & Middle East	977	-0.8%	3,746	-0.1%
European countries	1,175	0.0%	4,498	-2.3%
other countries	145	-0.4%	563	+5.0%
EBITDA**			2,994	-6.1%
EBITDA** margin			34.0%	-1.9pts

growth coming from a wide range of countries

revenue increases in €m*


Cameroon
+31
Senegal
+25
Mali
+20
Guinea
+20
Niger
+12

revenue growth in %*


Uganda
+76%
Armenia
+57%
Guinea
+46%
Guinea B.
+45%
Niger
+28%

insight

- Africa & Middle East: solid revenue growth of +6.1% yoy cb when Egypt (-5.9%) & Ivory Coast (-9.0%) are excluded. This growth especially comes from Cameroon (+12%), Sonatel*** & new operations such as Uganda & Niger. The region's mobile customer base increased by +26% yoy
- European countries: revenue contraction of -2.3% yoy cb turns to growth of +0.8% when the -143 M€ regulatory effects are excluded.
  - in Romania revenues were down by -3.7% yoy cb, which is a significant improvement on the -7.8% drop in 2010. In an improving, albeit uncertain, economic context, Orange Romania has been able to strengthen its market leadership
  - elsewhere, underlying (ex-reg.) revenue growth was mainly driven by Mobistar, Moldova & Armenia, helped by an increase in the customer base
- **EBITDA**** margin, at 34.0%, is down by -1.9 points but remains slightly above that of the Group. More than 50% of the €196m drop in EBITDA comes from Egypt (-€110m yoy) & the Ivory Coast (-€12m yoy), with regulatory effects contributing a further -€72m. The underlying "operational" impact on the EBITDA represented only -€2m

*yoy cb **restatements details: cf. slide 65 *** Senegal, Mali, Guinea & Guinea Bisau

focus on the Ivory Coast & Egypt

Ivory Coast turning the corner but uncertainty still clouding Egypt

focus on financial indicators

in m€	4Q11	var cb	FY 11	var cb
Egypt revenues	314	-8.2%	1,233	-5.9%
EBITDA	97	-28%	403	-21.5%
EBITDA margin	30.9%	-8.5pts	32.7%	-6.5pts
Ivory Coast revenues	135	-3.0%	456	-9.0%

Ivory Coast



quarterly revenue variation cb (% yoy)
+11%
-2.5%
-28%
-3.5%
-3.0%*
4Q10
1Q11
2Q11
3Q11
4Q11

* with a positive variation in December

- aided by a big effort on network rebuild, mobile market leadership was maintained with a closing base at 5.9 million customers, +6.4% yoy
- focus on ongoing network rebuild in order to improve service quality, including 3G roll-out & further growth in Orange Money

Egypt

- 2011 was a very difficult year with the unstable political, social & economic context compounded by the "twitter" effect over the second half of the year
- the higher level of churn was offset by a strong commercial push with Mobinil's mobile customer base ending the year at 32.9 million, +8.9% yoy, maintaining its volume market share at ~34%
- it is too early to say what the impact of the current situation will be on operations in 2012 but the new management team will focus on operational efficiency, on the existing customer base & on maintaining recent commercial momentum in order to restore Mobinil's financial performance

FY11 enterprise financials

FY EBITDA improved both in value and margin
revenue trend improved in FY11 and stands at -2.0% in 4Q11

FY11 key financials

in €m	4Q11	var in cb	FY11	var in cb
total revenue	1,818	-2.0%	7,101	-1.6%
legacy networks	523	-9.6%	2,182	-11.2%
mature networks	706	+0.4%	2,782	+0.4%
growing networks	104	+13.1%	366	+14.2%
services	486	+0.6%	1,771	+6.4%
EBITDA**			1,283	+2.2%
EBITDA** margin			18.1%	+0.7pt

Slight EBITDA** growth both in value & margin

in €m



+2.2%
1.238
1.276
17.4%
18.1%
FY10*
FY11

insight

- **revenue stands at -2.0% in 4Q11 vs. -1.1% in 3Q11:**
  - legacy networks: slower decline of Voice legacy compared to 3Q11, while Data legacy continues to be impacted by migration to new technologies
  - mature networks: IPVPN slightly growing, supported by an increasing customer base, partially offset by the slowdown of broadcasting and the migration of Business Everywhere
  - growing networks: double-digit growth driven by VoIP and satellite access
  - services: slowdown in 4Q11 mostly driven by France, after large project deliveries in 3Q11. Full year growth at +6.4% remains above market trend
- **FY EBITDA** has improved both in value and in margin, showing the ability to manage the revenue trend and the changing mix, to remain at the high-end of the industry range**

*yoy cb **restatements details: cf. slide 64

EE[1]: strong net adds in Q4/11 with FY/11 adj EBITDA margin improvement +1.3 ppts yoy

Mobile service revenues growing +1.2% ex regulation, £m



-4.0%
+1.2%
1,605
-84
1,521
+65
-46
1,540
Q4/10
regulation
Q4/10 ex regulation
postpaid
prepaid
Q4/11

Strong postpaid net adds



300k
160k
236k
185k
313k
Orange
T-Mobile
Q4/10
Q1/11
Q2/11
Q3/11
Q4/11

Strong sequential adj EBITDA growth



Adj EBITDA*, £m
+9.7%
+7.5%
668
18.7%
682
20.3%
733
21.5%
H2/10
H1/11
H2/11
FY 20.9% (+1.3pts yoy)

On track to achieve £445m in annual gross opex synergies by 2014 vs 2009 cost base



to come
realised
£146m
£132m
£278m
£445m
2010
2011
2012
2013
2014

* adj EBITDA = EBITDA less restructuring costs, brand & management fees

(1) preliminary results

everything everywhere

4 outlook

Stéphane Richard
Chairman & CEO

orange

a much tougher 2012 than initially expected ….

macro economy deterioration

- IMF forecast downgrades on major FT-Orange countries


France
Spain
Poland
0.5%
0.2%
0.7%
-1.7%
3.0%
2.5%
2012
2012 revised

regulation weight

- regulation will weigh heavily on revenues and EBITDA
- revenues ~€1bn, EBITDA ~€350m


925
902
748
392
270
227
2009
2010
2011
2012e
Revenue
EBITDA

highly competitive environment

- 2012 more aggressive than expected entry from 4th operator in the French mobile market

uncertain tax environment

- EC decision obliging FT to pay unemployment insurance for state employees
- growing tax burden looming

international

- uncertainty remaining on momentum of recovery in Egypt

… leading us to accelerate the implementation of our plan…

France commercial actions and targets

- accelerating on both Sosh and Open as retaliation tools
- clear focus on value management through loyalty and retention
- improvement in DSL/FTTH revenue growth driven by both volume and ARPU
- cross selling actions reinforcement
- emphasis will be made on quality of service (networks, shops, call centers, field intervention) to differentiate and justify a price premium on our core offers

commercial costs

- we have proven our capacity to manage in 2H11 and we will continue in 2012
  - de-averaging of subsidies with a clear focus on high value customers and high value handsets
  - commission scheme optimization
  - exclusive franchise model and channel mix optimization
  - device optimization programs (terminal mix)
- target of keeping Group commercial costs at the same level in absolute value as 2011

… while optimizing efficiency and investment plans

efficiency

- **Chrysalid optimization programs:**
  - main fields :
    - customer care (e-billing, call reduction plan, customer care process productivity),
    - networks (RAN sharing in Poland with first savings from JV *Networks !*, new RAN / site sharing agreements to come, energy reduction)
  - cash savings from content rationalization* : ~€100m in 2012, ~€200m in 2013
- **BUY IN: first effects 2012 expected at ~€200m, mostly OPEX (handsets)**
- **corporate structure streamlining**
- **wage restraint**

investment

- **prioritize investment to build growth, differentiation and pricing power:**
  - FTTH: double investments in 2012
  - 4G roll-out after spectrum acquisition
  - tighter management of emerging market investments after a strong catch-up in 2010 and 2011 (3G roll-out)

portfolio review and acquisitions

- **priority given to the integration of recent acquisitions**
- **no significant cash allocated to acquisitions**
- **continuous reassessment of portfolio**

growth | efficiency | investment | portfolio

* content losses offset in 2011-12 by dedicated content provision utilisation

adapt to conquer phasing reiterated: 2012 will remain the low point in terms of OpCF

2012 → 2013

OpCF guidance	close to €8bn* (re-scoped)	update will be given in 2H12
	re- scoped for (mainly) Switzerland, Emitel, CCT and forex. total impact of ~0.3bn€	re- scoping impact of ~0.4bn€ compared to initial guidance



2011 guidance
+€0.3bn
2011 delivered
~9,0
9,3
new indication
2012 non re-scoped
re-scoped 2012 guidance
close to 8,3
close to 8,0
2011
2012

2011 and 2012 OpCF
(in €bn)

*excluding exceptional items, such as state employees unemployment insurance

an attractive shareholder return policy becoming flexible to preserve a strong balance sheet

	2011	2012	2013
	guidance met leverage 2.09x return confirmed	uncertain environment priority to financial structure variable return based on performance	
dividend policy	1.4€ DPS FY 2011 dividend balance of 0.8€ to be paid in June 2012*	40 to 45% OpCF pay-out Interim 2012 payment of 0.6€ to be paid in September 2012	40 to 45% OpCF pay-out

in a deteriorated macro and financial market environment, our priority is to preserve a safe leverage ratio, i.e. ~2x net debt/EBITDA in the medium term. The Group does not intend to make any share buy-back in 2012

*pending AGM approval

innovation at the heart of our Conquests 2015 strategy

innovate in our current activities | innovate in emerging growth opportunities

products and services

communication services
20 million RCS** handsets*

monetization of data services
multiply data revenues by 2.5*

safety, security and privacy
10 million Orange Money customers*

cloud services
€500m revenues*

internet of things
10 million M2M SIM cards*

core assets

Orange universe
7 million convergent customers

smart networks
LTE launched in all European countries, 3G in all AMEA countries

improve time-to-market innovation thanks to
a review of internal processes

*2015 targets **rich communication suite

Q&A

appendices

- Spain KPIs
- Poland KPIs
- ROW KPIs
- Enterprise KPIs
- main 4Q figures
- EBITDA by geographies and business lines
- EBITDA restatements

orange

FY11 Spain personal

improving market position thanks to customer satisfaction and successful offers

contract customer base increasing by 6.7%



in thousands
contract
prepaid
+4.5%
11,940
12,478
7,139
+6.7%
7,616
4,801
4,861
FY10
FY11

churn contention underpinning net adds



-0.3pts
20.7%
20.3%
+477k
+111
+74
+122
+171
FY10
FY11
1Q11
2Q11
3Q11
4Q11
contract churn
contract net adds

insight

- contract customer base increase by 6.7% (477k net adds) driven by commercial success of Animals and Browsing offers
- Orange leads portability market in 4Q and 2H (+216k)
- continuous improvement of contract churn
- mobile broadband and browsing (MBB) subscribers (smartphone and dongles) multiplied by 2.3 yoy, supporting data only ARPU increase (+37%)
- 32.3%* smartphones penetration rate in the contract base (+20.9 pt yoy)

annual mobile ARPU supported by data growth



in €/year
data
sms
voice
-3.0%
flat (ex reg)
263
255
26
21
216
+37%
36
20
200
2010
2011



MBB customers ('000)
X 2.3
1,374
1,679
2,062
2,598
3,190
737
978
1,315
1,822
2,421
637
702
747
776
769
4Q10
1Q11
2Q11
3Q11
4Q11
smartphones
dongles

*for B2C customers and only for Smartphones sold which include a data subscription

catch-up achieved for key frequencies in Spain



spectrum below 1GHz in Spain
800 MHz
900 MHz
12
20
20
34
30
20
24
20
20
2010
2011
2010
2011
2010
2011
orange
Telefonica
vodafone

- successful rebalancing of high value spectrum (below 1GHz) in Spain
- Orange Spain at the same level as Vodafone and closer to Telefonica
- allowing us to compete on a more level playing field for the future

FY11 Spain home

continuous EBITDA improvement driven by increasing customer base, improved ADSL mix and costs optimization

customer base growth fuelled by strong increase of net adds



in thousands
+29
+150
FY10
FY11
broadband net adds



in thousands
+13.5%
1,115
229
886
1,265
269
996
FY10
FY11
bitstream
ULL

increasing full ULL penetration and ARPU



+6.6pts
54.8%
61.4%
FY10
FY11
% full ULL customers out of FBB customers



+1.9%
31.7
32.4
FY10
FY11
FBB ARPU (€/month)

insight

- ADSL customer base is up 13.5%. The sustained net adds trend (+151k vs. +29k in FY10) illustrates both higher gross adds and better churn (-7.5 pts)
- increasing full ULL, up to 61%, with VoIP service led to a +1.9% growth in fixed broadband ARPU
- after a breakeven reached in FY 2010, EBITDA was multiplied by 2.7, improving margin by 3.7 pts thanks to a growing customer base, increasing full ULL penetration and indirect costs contention

home EBITDA trend confirmed after breakeven reached in 2010



EBITDA in €m
X 2.7
16
43
FY10cb
FY11

FY11 Poland personal

number 1 on the mobile market in terms of volume and value

mobile customer base increase

in thousands


contract
prepaid
+2.3%
14,332
14,658
6,956
+0.3%
6,977
7,375
7,681
FY10
FY11

growing share of smartphones in postpaid sales


+ 13 pts
22%
28%
28%
31%
35%
4Q10
1Q11
2Q11
3Q11
4Q11
share of smartphones in postpaid sales (acquisition and retention)

insight

- market leader position maintained (30.2% in value) despite heavy competitive pressure and recent consolidations
- slower growth of the mobile customer base due to a higher focus on retention
- smartphones penetration growing in acquisitions and retentions supporting data only revenues over 2011 (postpaid data only ARPU up +20.8% yoy in 4Q11)

overall ARPU resilient to price pressure but affected by voice and SMS MTR cuts

in PLN, annual rolling


-4.7 %
515
491
132
124
383
367
data+SMS ARPU
voice ARPU
4Q10
4Q11

FY11 Poland home
broadband trends slowly but progressively reversed

new broadband offers already showing positive results



net adds ADSL market share
16.8%
3.2%
FY10
FY11
Internet sales ≥6Mb/s
Internet sales <= 6Mb/s
36%
64%
49%
51%
4Q10
4Q11

increased IPTV and satellite penetration



in thousands
IPTV and satellite customers
% of IPTV and satellite customers on BB retail customers
+17.1%
23.8%
544
636
27.1%
4Q10
4Q11

insight

- broadband customer base growth continued : + 2.6% growth yoy,+60k net adds yoy
- leverage on the TV co operation : partnership with TVN, enhancing attractiveness of the multi-play offering, up-selling potential and cost synergies from joint technical, marketing and sales activities
- VDSL launched, enabling to offer 40 and 80 megabyte options to boost our future position in the big cities
- large scale customer excellence program launched as a differentiating factor
- slowdown of PSTN erosion : line losses were contained to 740k in 2011 with a decline limited to -11% yoy

slowdown of PSTN erosion



in thousands
retail line net losses
-993
-924
-788
-740
2008
2009
2010
2011

solid FY performance in "European" countries

with 97% of customers in leading operations (#1 or #2 value M/S)

over 25 million mobile customers spread over operations in 9 countries

in millions of customers



M/S*
rank
total
25.1
Romania
10.3
~43%
1/3
Belgium
3.9
~36%
2/3
Dominicana
3.1
~42%
2/3
Slovakia
2.9
~53%
1/3
Moldova
1.8
~71%
1/3
Others**
3.1
N/A
3rd

increase in the number of contract customers, boosting value & predictability

in millions of customers



contract
prepaid
+2.1%
24.6
25.1
44.1%
10.9
+7.6%
11.7
46.4%
13.8
13.5
4Q10 cb
4Q11

insight

- leading (#1 or #2) value market share positions across the new 7-country core footprint, representing over 97% of the customer base in these countries and a good indication of our strong position going forward
- 46.4% of the customer base are contract, up from 44.1% at the end of 2010 and helping to preserve value market share
- commercial acts are up in volume by +11% yoy with ~75% of these done through controlled channels, increasing predictability and cost efficiency
- smartphone & dongle (data-only) revenues increased by over +20% yoy to ~€475m (>10% of overall revenues), driven in particular by increasing data usage on smartphones

* Group estimates; ** Others = Luxembourg & Armenia (core), Switzerland and Austria (non-core).

>70 million mobile customers in emerging markets
with 95% of customers in leading operations (#1 or #2 volume M/S)

mobile customer base up by +26%

in millions of customers

	in millions of customers	M/S*	rank
total	74.6		
Egypt	32.9	~34%	2/3
Mali	6.4	~60%	1/2
Senegal	6.1	~61%	1/3
Ivory Coast	5.9	~34%	1/5
Cameroon	4.7	~43%	2/2
Jordan	2.7	~34%	2/4
Others	15.9	N/A	N/A

revenue diversification limiting the risk profile


in % of emerging market revenues
33%
18%
12%
11%
9%
8%
9%
Egypt
Senegal
Ivory Coast
Jordan
Mali
Cameroon
Others

comment

- customer base up by more than 15 million (+26%) on an historical basis, with 3G operations launched in 10 of the 16 consolidated countries
- mobile broadband customer base up to over 1.3 million (x2.2) and revenues up to just over €100m (x2.5)
- 2011 operational & financial performance significantly effected by external events in 2 of the region's top 3 countries
- France Telecom - Orange has had operations across the region for over 20 years and this level of experience was a significant advantage as shown by our ability to manage operations during crisis periods
- Orange Money, now operational in 8 countries, is an important customer retention lever and now has more than 3.2 million registered users
- Orange is the leading international cable operator around Africa with the planned activation of the "Lower Indian Ocean Network 2 (LION 2)" and "African Coast to Europe (ACE)" cables during 2012

* Group estimates

FY11 enterprise KPIs

resilience on mature products & positive results on Conquest 2015 growth areas

mature networks IPVPN accesses in France are supported by high customer base retention

in thousand



-1.2%
+2.6%
273.2
269.9
277.0
FY09
FY10
FY11

increasing revenue with emerging markets

in €m



+11.3%
486
541
FY10
FY11

growing networks: strong growth of VoIP revenues

in €m



+20%
163
195
FY10
FY11

cloud

- **our ambition:**
  to generate more than €500m revenue in 2015
- **key achievements:**
  - double-digit growth of revenues in 2011
  - successful launch of Flexible Computing Express and Premium
  - ongoing deployment of International Cloud Infrastructure
  - new offers in the cloud roadmap such as Unified Communication as a Service, Business VPN Galerie Video

main 4Q figures

in €m	4Q10 CB	4Q11	4Q var
Group revenue	**11,627**	**11,428**	**-1.7%**
France	5,903	5,661	-4.1%
personal	2,779	2,781	0.1%
home	3,401	3,220	-5.3%
Spain	962	1,010	5.0%
personal	797	822	3.2%
home	166	188	13.7%
Poland	858	824	-4.1%
personal	445	428	-3.7%
home	468	454	-3.0%
ROW	2,301	2,292	-0.4%
Enterprise	1,856	1,818	-2.0%
I. Carrier & S. Services	403	423	5.0%
Group restated EBITDA	**3,571**	**3,472**	**-2.8%**
Group CAPEX	**2,115**	**2,039**	**-3.6%**
Group restated EBITDA- CAPEX	**1,456**	**1,433**	**-1.5%**

*please refer to slide 64

EBITDA by geographies and business lines

in €m	2011 actual	2011 % yoy	2011 % yoy excl.reg	2011 margin	2010 CB margin
Group restated EBITDA*	**15,083**	**-4.8%**	**-3.4%**	**33.3%**	**34.3%**
France	8,654	-6.9%	-5.4%	38.4%	39.9%
personal	3,714	-4.4%	-2.0%	34.0%	35.9%
home	4,940	-8.8%	-7.7%	38.4%	40.0%
Spain	839	+9.8%	+11.2%	21.0%	20.0%
personal	796	6.4%	+7.9%	24.2%	23.7%
home	43	167.0%	+162.1%	6.1%	2.4%
Poland	1,274	-8.8%	-9.0%	35.1%	36.9%
personal	558	+1.9%	+1.7%	29.8%	29.3%
home	715	-15.7%	-15.9%	35.5%	39.4%
ROW	2,994	-6.1%	-4.0%	34.0%	35.9%
Enterprise	1,283	+2.2%	+2.2%	18.1%	17.4%
I. Carrier & S. Services	39	na	na	2.4%	-3.7%

*please refer to slide 64

EBITDA restatements

in €m	9m10cb	9m11	4Q10cb	4Q11	2010cb	2011
EBITDA restated	12,275	11,611	3,571	3472	15,846	15,083
litigations						
DPTG	266			8	266	8
EU fine on TPSA		115	13		13	115
labour related						
free share plan		23		14		37
part-time senior plan	70	32	422	(61)	492	(29)
other						
content editor			547	19	547	19
Emitel disposal		(197)				(197)
EBITDA reported	11,939	11,637	2,589	3,492	14,528	15,129